UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For April 5, 2017

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
 *-
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20- F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” or “the company”)

HARMONY TO PRESENT AT THE EUROPEAN GOLD FORUM AND MINES AND MONEY ASIA CONFERENCE

Johannesburg. Wednesday, 5 April 2017. Harmony Gold Mining Company Limited (“Harmony” and/or “the Company”) advises that presentations on Harmony will be shared today at the European Gold Forum conference in Zurich and on 6 April 2017 at the Mines and Money Asia conference in Hong Kong. .

Please refer to the presentations page on Harmony’s website or https://www.harmony.co.za/investors/news-and-events/presentations-2/presentations-2017 to view the presentation files.

Also note that Harmony has posted its latest Investor Brief to its website. Please refer to: https://www.harmony.co.za/investors/news-and-events/investor-brief

Ends.

For more details contact:

Marian van der Walt
Executive: Corporate and Investor Relations
+27 (0) 82 888 1242 (mobile)

5 April 2017
Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: April 5, 2017	By:	/s/ Frank Abbott
Name Frank Abbott
Title Financial Director